United States securities and exchange commission logo





                 August 18, 2020

       Donald W. Rush
       Chief Financial Officer
       CNX Resources Corporation
       1000 CONSOL Energy Drive, Suite 400
       Canonsburg, Pennsylvania 15317-6506

                                                        Re: CNX Resources
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed August 12,
2020
                                                            File No. 333-244742

       Dear Mr. Rush:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Nick S. Dhesi